

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2023

Krishna Gupta
Interim Chief Executive Officer
Presto Automation Inc.
985 Industrial Road
San Carlos, CA 94070

      Re: Presto Automation Inc.
            Registration Statement on Form S-1
            Filed June 23, 2023
            File No. 333-272913

Dear Krishna Gupta:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology